Paul*Hastings*

Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street, N.E.
Twenty-Fourth Floor
Atlanta, GA 30308
telephone 404-815-2400 • facsimile 404-815-2424 • www.paulhastings.com

Atlanta
Beijing
Brussels
Chicago
Frankfurt
Hong Kong
London
Los Angeles
Milan
New York
Orange County
Palo Alto
Paris
San Diego
San Francisco
Shanghai
Tokyo
Washington, DC

(404) 815-2215
tinleyanderson@paulhastings.com

November 7, 2008

VIA FACSIMILE (202-772-9367) AND MAIL

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sciele Pharma, Inc.
        Form 10-K for the Year Ended December 31, 2007
        Form 10-Q for Quarter Ended March 31, 2008
        Form 10-Q for Period Ended June 30, 2008
        File No. 000-30123

Dear Mr. Rosenberg:

Thank you for your August 22, 2008 comment letter with respect to the above-referenced filings. This response letter is on behalf of our client, Sciele Pharma, Inc. (the "Company"). For your convenience and ease of reference, each of your comments is reproduced below followed by our responses. References to "our," "we" and "us" and similar words indicate the Company, and not this law firm.

Unfortunately, we did not receive your comment letter until October 28, 2008. Apparently, the fax number the Staff initially used was incorrect. It wasn't until Ms. Allen telephoned the Company on October 28 that we became aware of your letter. As, I am sure you now know, all of Sciele's issued and outstanding shares of common stock were acquired by Shionogi & Co., Ltd. on October 9, 2008. In connection therewith, Sciele filed, with the Commission, a notice on Form 15 and, as a result, is no longer subject to the 1934 Act.

After reviewing the Staff's comments, the Company is of the view that, although the Staff's comments request enhanced financial and other disclosures, the Company's filings complied with GAAP and all other applicable requirements in all material respects. However, we respectfully submit our responses, as timely as possible, to each of the Staff's comments as follows:

Paul*Hastings*

Form 10-K for the Year Ended December 31, 2007

Third Party Agreements, page 7

1.   *We note your statements relating to the Sular agreements with AstraZeneca and Bayer:*

      We are required to pay AstraZeneca up to an additional $20.0 million upon achievement of certain sales milestones through February 2005. As of December 31, 2004, we calculated that we owed AstraZeneca $5.0 million for reaching these milestones which we paid in March 2005. We did not owe or make any other milestone payments to AstraZeneca.

      In July 2006, the company attained sales of Sular requiring a final $5.0 million milestone payment to Bayer, which was made in October 2006.

Additionally, we note that your 10-Q for the period ended June 30, 2008 states on page 17 that cash outflows related to, among other things, the Sular milestone payment. It is unclear what this milestone payment relates to. The disclosure in your Form 10-K appears to indicate that there were no remaining potential milestone payments. Your 10-K should disclose the aggregate potential milestone payments under each of your material agreements. Please revise or explain why this potential milestone payment was not disclosed in your Form 10-K.

Response

The AstraZeneca and Bayer milestones related to Sular were completed in 2006 as noted. The milestone payment noted in our June 30, 2008 10-Q related to a new November 2007 agreement with Bayer which allowed us to launch our new lower-dose Sular formulation, Sular Geomatrix. Upon launch, a payment was due to Bayer for these rights. Had we continued to be a registrant, we would have agreed to better clarify and disclose the noted additional information in our future filings.

2.   *To the extent that you are substantially dependent on your agreements with AstraZeneca and/or Bayer, the material terms of these agreements should be disclosed in your 10-K and the agreements should be filed as exhibits. If you believe that you are not substantially dependent on these agreements, please provide us with an analysis supporting your determination.*

Response

As noted above, we are no longer subject to the previous AstraZeneca or Bayer agreements.

PaulHastings

<u>Manufacturers and Single Source Suppliers, page 13</u>

3.   We note your statement on page 13 that some of your products, including products that have accounted for a significant portion of your revenue, are currently only available from sole source suppliers and some raw materials are only available from single sources. Additionally, we note your statement on page 22 that you are substantially dependent on the contribution of Sular. It is not clear whether any product on which you are substantially dependent is supplied by a sole source supplier or produced from raw materials only available from single sources.

If any products that you are substantially dependent on is supplied by a sole source supplier or produced from raw materials only available from single sources, please identify the product and supplier, file the supply agreement as an exhibit to the registration statement and describe the terms of the agreement in the discussion on page 13. Alternatively, provide an analysis supporting your determination that the agreements were not required to be filed as exhibits.

Response

While we choose to single source our products utilizing contract manufacturers, we have the ability to move those arrangements to other manufacturers at our will, with the exception of the Andrx Agreement. The only agreement we have in place that requires us to use a single supplier is an agreement with Andrx, which is filed as Exhibit 10.21 to our 10-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 42</u>

4.   It appears that amortization of intangible assets related to products sold is not included in gross margin. We believe amortization related to acquired developed products should be included in cost of revenues. Alternatively, please revise your disclosure to expand the "cost of revenues" caption here and on the face of your statement of operations to include parenthetical disclosure indicating that amortization of intangible assets related to products sold is excluded and disclose the amount of amortization excluded from cost of sales. Please refer to SAB Topic 11:B. In addition, please revise your gross margin discussion to disclose the gross margin amounts including amortization.

Response

We have traditionally included amortization expense after gross margin since the expense is incurred by us regardless of the amount of sales, if any. We have relied on Appendix A: Form and Content of Financial Statements V.K.4, which lists depreciation and amortization of intangible assets as Operating Expenses. However, had we continued to be a registrant, going forward we would have consented to the alternative arrangement of the additional disclosures you proposed.

PaulHastings

Critical Accounting Policies

Sales Deductions; Product Returns, page 52

5.   *We believe your disclosure related to estimates of items deducted from gross revenue such as product returns, contractual price reductions, volume rebates, and other sales related deductions could be improved. Please revise your disclosure to provide the following information:*

    a. *The amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual, such as a range of reasonably likely amounts or other type of sensitivity analysis.*

    b. *The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/ or new products.*

    c. *To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period*

    d. *If applicable, discuss any shipments made as a result of incentives and/ or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.*

    e. *A roll forward of the accrual for each estimate for each period presented showing the following:*

        • *Beginning balance,*
        • *Current provision related to sales made in current period,*
        • *Current provision related to sales made in prior periods,*
        • *Actual returns or credits in current period related to sales made in current period,*
        • *Actual returns or credits in current period related to sales made in prior periods, and*
        • *Ending balance.*

    f. *In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e., product returns, sales discounts, rebates, contractual price reductions and other sales*

PaulHastings

> *related deductions, including the effect that changes in your estimates of these items had on your revenues and operations.*

Response

While we believe our disclosures were materially correct we concur with your comment that the suggested disclosures would provide additional information and had we continued to be a registrant, we would have agreed to disclose the noted additional information in our future filings.

Intangible Assets and Goodwill, page 53

6.   *You disclose that you "use the assistance of valuation experts to help us allocate the purchase price to the fair value of the various intangible assets that we have acquired." While you are not required to make reference to the use of valuation experts, when you do, you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, also include the consent of the independent valuation firm.*

Response

Had we continued to be a registrant, in future filings, we would have agreed to cease referencing the use of valuation experts in our filings, and note the valuation method primarily utilized was discounted cash flows analysis.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 4. Long-term Debt, page F-20

7.   *Please refer to your disclosures with regards to the $325 million aggregate principal amount, 2.625% contingent convertible senior notes due 2027. Please tell us if upon conversion the note holder will receive, per $1,000 principal amount being converted, the lesser of cash equal to $33.33 per unit or the daily conversion value. Also, it appears that to the extent the daily conversion value exceeds $33.33, the number of shares equal to the excess of the daily conversion value over $33.33, divided by the volume-weighted average price per share could possibly result in the issuance of an unlimited number of common stock shares. If applicable, please provide us with your analysis of the transaction under paragraphs 20 – 24 of EITF 00-19. Provide us an example of this calculation to show us how the convertible notes will be converted. In addition, please revise your disclosure to define the applicable conversion rate referred to in your disclosures.*

Paul*Hastings*

Response

For explanatory purposes, upon conversion, note holders are entitled to receive the return on their principal and conversion consideration to be settled in net shares.

Upon conversion a holder will receive a settlement amount as follows:

- Minimum of the $33.33 during the 30 day cash settlement averaging period which represents the daily principal return of $1,000 ($33.33 x 30 days), and

- The excess of the daily conversion value over $33.33 (weighted average trading price in excess of $33.33 during the 30 day cash settlement averaging period).

    o If the trading price is less than $33.33 no additional net shares will be paid out.

    o If the trading price is greater that $33.33, additional net shares will be paid out up to a maximum of 13.5708 shares (equates to an average daily share price of $60.86).

We concluded that paragraphs 20-24 of EITF 00-19 did not apply to our notes because our notes contain an explicit limit on the number of shares to be delivered in a share settlement.

The following example illustrates application of the conversion rate upon conversion of the bonds.

30 Day Average Share Price	$35.00
Daily Principal Return	$33.33
Daily conversion value	$1.67
Cash Settlement Averaging Period (days)	30.00
Sum of Daily Conversion Value over 30 Days	$50.10

Convert Valuation	
Settle Date	10/10/2008
Number of Bonds	325,000
Initial Shares per Bond (#)	28.57
Plus Additional Shares (#)	1.43
Total Shares per Bond (#)	30.00
Value per Bond if Converted	**1,050.05**
Aggregate Value of Bond	341,266,250

"Net Share" Settlement:	
Cash per Bond	1,000.00
$ of Stock per Bond	50.05
# of Shares per Bond	1.43
Aggregate Shares Issued	**464,750**

In order to improve transparency of the terms of the notes, had we continued to be a registrant, we would have expanded the disclosure of the conversion and settlement features.

8   Please tell us the accounting treating of the 839,930 shares of Company stock received by bondholders under the exchange offer and the authoritative accounting literature relied upon.

Response

The Company applied EITF 03-7, *Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19)*, and in accordance with the EITF, the Company did not consider the settlement of the conversion spread in the calculation of the loss incurred on the conversion. Thus the entry recorded in the Company's books and records was to reflect the issuance of the actual shares of common stock at par with an offset to additional paid in capital.

Exhibits 31.1 and 31.2

9. Please revise these certifications to include the entire introductory language of paragraph 4 which also addresses internal control over financial reporting. This comment also applies to the certifications filed with your Form 10-Q for the period ended March 31, 2008.

Response

Had we continued to be a registrant, we would have revised the certifications by way of amendment and on a going-forward basis.

Form 10-Q for Period Ended March 31, 2008

Note 6. Goodwill, Product Rights, and Other Intangibles, page 7

10. With regards to the disclosures for your acquisition from Verus Pharmaceuticals, your disclose that you acquired "products under development" in addition to the Twinject epinephrine auto-injectors and recorded $25.5 million to intangible assets related to licensing rights. Disclosures indicate the $25.5 million is the estimated fair value assigned to the Twinject epinephrine auto-injectors and "products under development." Tell us the amount allocated to "products under development." Additionally, tell us how the "products under development" met the alternative future use criteria in their current state at the time of acquisition. Refer to SFAS 2 "Accounting for Research and Development Costs."

Response

For explanatory purposes, the phrase "certain other products under development" represents the Uniject applicator. Uniject was designed to mirror Twinject with a minor modification where the second dose compartment is welded shut to create essentially a single dose device.

While the change does not involve clinical trials or substantial additional development, there are required regulatory studies to ensure that the labeling is clear and that the usability is not compromised.

Given that the Uniject product will be reviewed by FDA as a SNDA instead of a pre-marketing approval (510(k) medical device application), the Company considered Uniject to be a higher risk and agreed to pay Verus $2.5 million in contingent consideration for Uniject only upon FDA approval. Further, substantially no work had been performed on Uniject at the time of the acquisition. Accordingly, the Uniject product technology was not valued as part of the original intangible asset recorded.

Had we continued to be a registrant, we would have agreed to disclose in future filings that the consideration paid was only for the Twinject product and provide more detail relating to the overall agreement.

The value ascribed to Twinject was the only value capitalized as of March 31, 2008 and reported in our Form 10-Q. Accordingly, Uniject had no intangible value assigned to it as of March 31, 2008.

* * * *

Please feel free to contact me should you have additional comments or requests.

Very truly yours,

Tinley Anderson
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

TA/sih

cc: Darrell Borne
        Michael Milligan

LEGAL_US_E # 81446434.2
11/07/08